Exhibit 99.1

P R E S S  R E L E A S E

For immediate release	13 November 2002

CADBURY SCHWEPPES REPORTS US BEVERAGE VOLUMES
IN LINE WITH EXPECTATIONS

Cadbury Schweppes plc today reported that volumes for its US beverage operations were up 8% in the third quarter of 2002. Excluding acquisitions volumes were flat in the same period, largely as a consequence of brand transfers between bottling systems.

Commenting on the third quarter performance, John Brock, Chief Operating Officer of Cadbury Schweppes, said, “Performance in the third quarter was in line with our expectations. Particularly satisfactory were growth in Dr Pepper up 1%, and Snapple, up 2%. The fourth quarter has started in line with expectations.”

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For further information: David Kappler, Chief Financial Officer Sally Jones, Investor Relations Director/FD Global Commercial Dora McCabe, Head of Group Public Relations
Cadbury Schweppes plc	+44 207 409 1313 www.cadburyschweppes.com
Angus Maitland/Philip Gawith The Maitland Consultancy	+44 207 379 5151

Notes to Editors:
Cadbury Schweppes
With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company offering consumers brands such as Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Trebor and Bassett in almost 200 countries around the world. Cadbury Schweppes employs over 40,000 people.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com